FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 1-32575

ROYAL DUTCH SHELL PLC

(Exact name of registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111)

(Address of principal executive officers)

Commission File Number: 1-3788

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ

(Exact name of registrant as specified in its charter)

ROYAL DUTCH PETROLEUM COMPANY

(Translation of registrar's name into English)

The Netherlands

(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111)

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Royal Dutch Shell plc

Joint Announcement by Royal Dutch Shell plc and
N.V. Koninklijke Nederlandsche Petroleum Maatschappij
(‘Royal Dutch Petroleum Company’)

Royal Dutch Shell plc retains PricewaterhouseCoopers as its sole audit firm Early this year it was decided that Royal Dutch Shell plc would move to a single audit firm. The decision making process has now been completed and upon the recommendation of the Audit Committee, the Board of Directors of Royal Dutch Shell plc has today announced that it has decided to retain PricewaterhouseCoopers as the sole audit firm for Royal Dutch Shell plc.

Going forward PricewaterhouseCoopers will perform the audit and audit related services of the worldwide operations of Royal Dutch Shell plc, provide the audit opinion on the financial statements and review the quarterly results.

The engagement of PricewaterhouseCoopers as the sole auditor will take effect on November 7, 2005. The current joint audit engagement with both KPMG and PricewaterhouseCoopers ends as of that date.

KPMG will be resigning as sole auditor of Royal Dutch Petroleum Company and it is intended that PricewaterhouseCoopers will become the auditor of Royal Dutch Petroleum Company.

The transition process has started and the 2005 Annual Report/20-F of Royal Dutch Shell plc will be audited solely by PricewaterhouseCoopers.

CFO Peter Voser said “The choice of a single audit firm for the company is another step towards simplification and standardisation of our processes. We are pleased to continue with PricewaterhouseCoopers as our sole auditor. We also look forward to working with KPMG as a provider of non-audit services. We would like to express our appreciation for the excellent professional service we have received from both KPMG and PricewaterhouseCoopers over the years”.

Media

UK/USA/International:
Stuart Bruseth	+44 20 7934 6238
Andy Corrigan	+44 20 7934 5963
Bianca Ruakere	+44 20 7934 4323

Institutional Investors

UK:
David Lawrence	+44 20 793 3856
Gerard Paulides	+44 20 7934 6287
Europe:
Bart van der Steenstraten	+31 70 377 3996
USA:
Harold Hatchett	+1 212 218 3112

The Hague, October 27, 2005

This announcement contains forward-looking statements that are subject to risk factors. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the Board of Royal Dutch to approve the restructuring; the failure to obtain any necessary consents and approvals in necessary in order to consummate the restructuring; the costs related to the restructuring; the failure of the restructuring to achieve the expected benefits; and other factors affecting the Shell Group's businesses generally, including, but not limited to, price fluctuations in crude oil and natural gas, changes in demand for the Shell Group’s products, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries and countries subject to international sanctions, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F/A of Royal Dutch and Shell Transport for the year ending December  31, 2004 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH SHELL PLC	ROYAL DUTCH PETROLEUM COMPANY
(Registrant)	(Registrant)

/s/ M.C.M. Brandjes Name: M.C.M. Brandjes Title: Company Secretary	/s/ J. van der Veer Name: J. van der Veer Title: President/Managing Director
/s/ M.C.M. Brandjes Name: M.C.M. Brandjes Title: Company Secretary

Date: 27 October 2005